SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Reddit, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

75734B 100

(CUSIP Number)

Steven Huffman

c/o Reddit, Inc.

303 2nd Street, South Tower, 5th Floor

San Francisco, California 94107

(415) 494-8016

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75734B 100

1	Name of Reporting Person Steven Huffman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,764,799
	8	Shared Voting Power 57,655,068*
	9	Sole Dispositive Power 4,764,799
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,419,867
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11) 61.5%**
14	Type of Reporting Person (See Instructions) IN

*

Represents shares subject to the Voting Agreements (as defined below). Such Voting Agreements contain provisions relating to the voting of the common stock held by certain of the parties thereto. Accordingly, Mr. Huffman may be deemed to share beneficial ownership of such shares held by such parties until the termination of the respective Voting Agreement. See Item 6.

**	Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Reddit, Inc. (the “Issuer”), whose principal executive offices are located at 303 2nd Street, South Tower, 5th Floor, San Francisco, California 94107.

Item 2. Identity and Background.

This Schedule 13D is being filed by Steven Huffman (“Mr. Huffman”), the Chief Executive Officer and President and member of the board of directors (the “Board”) of the Issuer. Mr. Huffman’s business address is c/o Reddit, Inc., 303 2nd Street, South Tower, 5th Floor, San Francisco, California 94107.

Mr. Huffman is a United States citizen. During the last five years, Mr. Huffman has not been: (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Mr. Huffman acquired beneficial ownership over shares of Class A Common Stock reported as beneficially owned herein in connection with the vesting of various equity compensation awards in connection with his service as an executive officer of the Issuer and may be deemed to have acquired beneficial ownership over the additional shares of Common Stock pursuant to the voting proxies under the Voting Agreements (the “Voting Proxies”) described further in Item 6 below.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Mr. Huffman acquired the securities described in this Schedule 13D in connection with vesting of various equity awards granted in connection with his compensation and may be deemed to have acquired beneficial ownership over additional shares subject to the Voting Proxies. Mr. Huffman intends to review his investments in the Issuer on a continuing basis. Any actions Mr. Huffman might undertake may be made at any time and from time to time without prior notice and will be dependent upon Mr. Huffman’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. In connection with the vesting, settlement or exercise of equity awards of the Issuer, Mr. Huffman may have shares of Common Stock withheld for taxes or sold in open-market transactions in connection with the payment of applicable taxes or otherwise. Any transactions in Common Stock of the Issuer by the other parties to the Voting Proxies with respect to shares of Common Stock that they hold may be taken by such other parties at any time.

Mr. Huffman, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Mr. Huffman, including in his positions as Chief Executive Officer and President of the Issuer and a member of the Issuer’s Board. may engage in discussions with other members of management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, Mr. Huffman does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Mr. Huffman may change his purpose or formulate different plans or proposals with respect thereto at any time.

As the Chief Executive Officer and President and member of the Board, Mr. Huffman participates in deliberations of the Issuer’s senior management in the normal course of the Issuer’s business that could involve any of the matters set forth in Items 4(a)–(j) of Schedule 13D from time to time, and, in keeping with his fiduciary duty as an officer and director, may make proposals or recommendations to the Board that could involve such matters from time to time.

In addition, as a member of the Issuer’s senior management, Mr. Huffman participates in Issuer compensatory plans, including plans pursuant to which awards of equity securities are made (including to Mr. Huffman), in the ordinary course of business.

Item 5. Interest in Securities of the Issuer.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by Mr. Huffman and, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.

Beneficial ownership of shares of Class A Common Stock includes shares of Class A Common Stock which may be acquired upon the conversion of shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). Holders of Class A Common Stock and Class B Common Stock generally vote together as a single class, unless otherwise required by law, the Issuer’s amended and restated certificate of incorporation, or the Issuer’s amended and restated bylaws. Each share of Class A Common Stock is entitled to one vote. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at any time into one share of Class A Common Stock.

(a)-(b) Mr. Huffman currently beneficially owns 4,764,799 shares of Class A Common Stock based on, (i) 60 shares of Class A Common Stock held, (ii) the right to acquire 448,578 shares of Class A Common Stock upon the exercise of vested stock options or options vesting within 60 days, (iii) the right to acquire 487,121 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock held directly by Mr. Huffman, (iv) the right to acquire 2,318,256 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock underlying vested stock options to acquire shares of Class B Common Stock or such options vesting within 60 days and (v) the right to acquire 1,510,784 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock held by Mr. Huffman through a trust of which he is the trustee.

As more fully described in Item 6 below, in connection with the initial public offering of the Issuer (the “IPO”), Mr. Huffman entered into certain voting and governance agreements with the Issuer and certain other stockholders of the Issuer. By virtue of the Voting Agreements, Mr. Huffman may also be deemed to have shared voting power over 4,343,604 shares of Class A Common Stock and 53,311,464 shares of Class B Common Stock. Information with respect to shares of Common Stock held by the other parties to the Voting Agreements in this filing is based on information provided by the Issuer.

Based on the above, Mr. Huffman may be deemed to beneficially own an aggregate of 62,419,867 shares of Class A Common Stock, representing approximately 61.5% of the Class A Common Stock, calculated on the basis of Rule 13d-3 of the Exchange Act. Such beneficial ownership constitutes approximately 37.8% of the total outstanding Common Stock. The foregoing calculations of beneficial ownership are based on 40,179,787 shares of

Class A Common Stock and 122,113,303 shares of Class B Common Stock outstanding following the closing of the IPO, in each case, as disclosed in the Prospectus, dated March 20, 2024 (the “Prospectus”), filed by the Issuer with the Securities and Exchange Commission on March 21, 2024, and assume the (i) conversion of all shares of Class B Common Stock beneficially held by Mr. Huffman into an equal number of shares of Class A Common Stock and (ii) exercise by Mr. Huffman of all stock options currently exercisable or exercisable within 60 days.

Based solely on beneficial ownership of Mr. Huffman excluding the shares subject to the Voting Agreements, Mr. Huffman beneficially owns approximately 10.6% of the outstanding Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, and approximately 3.0% of the total Common Stock, assuming the (i) conversion of all shares of Class B Common Stock held by Mr. Huffman and (ii) exercise by Mr. Huffman of all stock options currently exercisable or exercisable within 60 days.

Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Class A Common Stock is entitled to one vote per share, Mr. Huffman may be deemed to beneficially own equity securities of the Issuer (including shares underlying vested stock options or stock options vesting within 60 days, even if out-of-the-money) representing approximately 45.2% of the total number of votes of Common Stock of the Issuer, assuming the exercise by Mr. Huffman of all stock options currently exercisable or exercisable within 60 days.

Not included in the beneficial ownership totals above are (i) shares of Common Stock underlying stock options not scheduled to vest within the next 60 days, (ii) 74,763 shares of Common Stock underlying vested restricted stock units and 662,447 shares of Common Stock underlying vested performance-based restricted stock units, in each case, which have not yet been settled into Common Stock, and (iii) shares of Common Stock underlying unvested restricted stock units.

(c) Except as described below, Mr. Huffman has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

In connection with the closing of the IPO, certain of Mr. Huffman’s equity awards vested into shares of Common Stock, resulting in the acquisition of 363,066 shares of Class A Common Stock and 624,115 shares of Class B Common Stock, in each case, net of withholding of shares for taxes, and Mr. Huffman then exchanged 136,934 shares of Class B Common Stock into an equal number of shares of Class A Common Stock. On March 25, 2024, in connection with the closing of the IPO, Mr. Huffman sold 500,000 shares of Class A Common Stock at a price of $32.30 per share, which is equal to the public offering price of $34.00 per share minus the underwriting discount and commission of $1.70 per share.

As described further in Item 6, on March 19, 2024, in connection with the closing of the IPO, Mr. Huffman entered into the Voting Agreements, pursuant to which he may be deemed to have acquired beneficial ownership over shares of Common Stock owned by other parties thereto.

As described further in Item 6, Mr. Huffman has been granted certain equity awards which will be settled, following vesting, into shares of Common Stock or are exercisable, following vesting, into shares of Common Stock.

(d) Except as described herein, no person other than Mr. Huffman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Huffman, excluding the shares subject to the Voting Agreements, which are owned by other parties to the Voting Agreements, respectively.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Advance Voting Agreement

On March 19, 2024, Mr. Huffman entered into a voting agreement (the “Advance Voting Agreement”) with Advance Magazine Publishers Inc. (“Advance”), pursuant to which Mr. Huffman (i) shall use best efforts to cause individuals nominated or identified by Advance to be directors on the Board (the “Advance Designees”) to be elected as directors by the Board and receive the recommendation of the Board to be nominated for election to the Board by the stockholders and (ii) shall vote all shares beneficially owned by Mr. Huffman that are entitled to vote for the election of directors in favor of the Advance Designees in connection with any election of directors to the Board, whether at a meeting of stockholders of the Issuer or through the solicitation of a written consent of stockholders of the Issuer for the election of directors.

Pursuant to the Advance Voting Agreement, Advance (i) shall, subject to the election of Advance Designees to the Board, use its reasonable best efforts to cause the candidates nominated or identified by Mr. Huffman to be elected as directors by the Board and receive the recommendation of the Board to be nominated for election to the Board by the stockholders and (ii) shall grant Mr. Huffman the right to vote all shares of the Issuer beneficially owned by Advance or its permitted transferees (“Advance Shares”) that are entitled to vote for the election of directors in favor of Mr. Huffman’s nominees and Advance Designees and (iii) agreed to grant to Mr. Huffman an irrevocable and exclusive proxy to vote all Advance Shares, in Mr. Huffman’s sole discretion, on all matters submitted to a vote of the stockholders at a meeting of stockholders or through the solicitation of a written consent of stockholders, subject to certain exceptions.

The Advance Voting Agreement will terminate upon the earliest to occur of: (a) the date Mr. Huffman is no longer the Chief Executive Officer of the Issuer, (b) the completion of the liquidation, dissolution or winding up of the Issuer or upon a Change of Control (as defined in the Advance Voting Agreement), (c) the execution by the Issuer of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Issuer; (d) the date when (x) Advance and its permitted transferees cease to, in the aggregate, beneficially own at least fifty percent (50%) of the number of outstanding shares of the Issuer held by Advance as of and upon the closing of the IPO, as set forth in the Prospectus (after giving effect to any exercise of the underwriters’ over-allotment option) and (y) the outstanding Class B Common Stock, in the aggregate, represents less than seven and one-half percent (7.5%) of the aggregate of the then-outstanding Class A Common Stock and Class B Common Stock of the Issuer; and (e) March 19, 2034, subject to automatic one-year renewal periods.

The foregoing description of the Advance Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Advance Voting Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Tencent Voting Agreement

On March 19, 2024, Mr. Huffman and Tencent Cloud Europe B.V. (“Tencent Cloud”), Jojoba Investment Limited (together with Tencent Cloud, the “Tencent Stockholders”) entered into a Voting Agreement (the “Tencent Voting Agreement”, and together with the Advance Voting Agreement, the “Voting Agreements”) with the Issuer, pursuant to which the Tencent Stockholders agreed to grant to Mr. Huffman an irrevocable proxy to vote all of the shares of the Issuer beneficially owned from time to time by the Tencent Stockholders or their permitted transferees, in Mr. Huffman’s sole discretion, on all matters submitted to a vote of the stockholders at a meeting of stockholders or through the solicitation of a written consent of stockholders, subject to certain exceptions.

The Tencent Voting Agreement will terminate upon the earliest to occur of: (a) the completion of the liquidation, dissolution or winding up of the Issuer or upon a Change of Control (as defined in the Tencent Voting Agreement), (b) the execution by the Issuer of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Issuer; and (c) Tencent Stockholders beneficially owning in aggregate shares subject to the voting proxy with the power to vote less than 4.99% of the outstanding Common Stock of the Issuer entitled to vote, regardless of how that event is brought about, including by sale or transfer, in one or more transactions, of such shares to any person that is not a permitted transferee or the issuance by the Issuer of additional shares of Common Stock.

The foregoing description of the Tencent Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tencent Voting Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Governance Agreement

On March 19, 2024, Mr. Huffman, the Issuer and Advance entered into a Governance Agreement (the “Governance Agreement”), pursuant to which the Issuer must include two Advance Designees in the slate of nominees for election as directors at each applicable annual or special meeting of stockholders. Subject to certain limitations, Advance will have the exclusive right to replace the Advance Designees and fill any vacancies created by reason of death, removal, or resignation of the Advance Designees. Upon the termination of the Governance Agreement, the term of each Advance Designee will expire and terminate, unless otherwise determined by the Board. Upon Advance’s request, one Advance Designee shall be a member of each committee of the Board, other than the audit committee or any committee where the sole purpose of such committee is to address actual or potential conflicts of interest between the Issuer and Advance. Advance will also have the right to designate one nonvoting board observer, subject to such observer entering into an observer agreement setting forth confidentiality and other obligations.

During the term of the Governance Agreement, Advance and certain of its affiliates are prohibited from acquiring, directly or indirectly, beneficial ownership of the Issuer’s securities in excess of the percentage of the Issuer’s securities beneficially owned by Advance and such affiliates as of March 25, 2024, plus five percentage points. Any acquisition of the Issuer’s securities by Mr. Huffman shall not be counted towards determining if Advance or its affiliates have exceeded the percentage ownership cap.

The Governance Agreement will terminate upon the first to occur of (i) such date that Advance and certain of its affiliates cease to, in the aggregate, beneficially own at least 5% of the aggregate of the then-outstanding shares of the Issuer’s Common Stock, (ii) the date (x) when Advance and certain of its affiliates cease to, in the aggregate, beneficially own at least 50% of the number of outstanding securities held by Advance as of March 25, 2024 and (y) the then-outstanding shares of the Issuer’s Class B Common Stock, in the aggregate, represents less than 7.5% of the aggregate of the then-outstanding shares of the Common Stock, or (iii) the date that either the Issuer or Advance experience a change of control. Following the termination of the Governance Agreement, the consent, control, and designation rights granted to Advance pursuant to our amended and restated certificate of incorporation will no longer be exercisable.

The foregoing description of the Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Governance Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Lock-Up Agreement

In connection with the IPO, the directors and executive officers of the Issuer, including Mr. Huffman, are subject to lock-up agreements with the underwriters in the IPO, agreeing that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, they will not, in accordance with the terms of such agreements, during the period ending on the earlier of (i) the opening of trading on the third trading day immediately following the Issuer’s public release of earnings for the quarter ending June 30, 2024 and (ii) 180 days after March 20, 2024 (such period, the “Lock-up Period”): (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock and securities directly or indirectly convertible into or exchangeable or exercisable for Class A Common Stock; (2) enter into any swap, hedging transaction, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A Common Stock, whether any such transaction described above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise; (3) publicly disclose the intention to take any of the actions restricted by clause (1) or (2) above; or (4) make any demand for, or exercise any right with respect to, the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Equity Awards

Mr. Huffman has been granted (i) 1,495,255 restricted stock units, scheduled to vest into shares of Class A Common Stock and 1,495,256 restricted stock units scheduled to vest into shares of Class B Common Stock, in each case, (a) 50% in connection with the IPO (which such restricted stock units were settled into shares in connection with the IPO) and (b) the remainder in equal quarterly installments on each anniversary of February 20, May 20, August 20, November 20, with the final vesting date on November 20, 2028, (ii) 2,168,730 stock options to purchase shares of Class B Common Stock which are fully vested, (iii) 4,485,766 stock options to purchase shares of Class A Common Stock and 1,495,256 stock options to purchase shares of Class B Common Stock, in each case, vesting in in equal quarterly installments on each anniversary of March 25, June 25, September 25, December 25, with the final vesting date on December 25, 2028 and (iv) 662,447 performance-based restricted stock units which are vested but have not yet been settled into Class B Common Stock.

Pledge of Shares

Of the shares of Common Stock beneficially owned by Mr. Huffman, 1,510,784 shares of Class B Common Stock are pledged as collateral to secure personal indebtedness pursuant to a line of credit and security agreement effective May 2023.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.	Governance Agreement by and among the Issuer, Advance Magazine Publishers Inc., and Steven Huffman.

2.	Voting Agreement by and between Advance Magazine Publishers Inc. and Steven Huffman.

3.	Voting Agreement by and between the Issuer, Tencent Cloud Europe B.V., Jojoba Investment Limited, and the Proxyholder (as defined therein).

4.	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement, filed as Exhibit 1.1 to the Registration Statement on Form S-1/A, filed on March 19, 2024).

5.	Power of Attorney (incorporated herein by reference to Exhibit 24 to the Form 3 filed by Mr. Huffman on March 20, 2024).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2024

/s/ Julie Rogers
Julie Rogers, Attorney-in-Fact